SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis delivers strong financial performance in second quarter, underpinned by increased momentum in innovation

•                  Double-digit growth in the second quarter with excellent contributions from all divisions

•                  Net sales up 11% (+12% in constant currencies, or cc) to USD 11.7 billion; first half up 18% (+15% cc) to USD 23.8 billion

•                  Operating income grows 25% (+24% cc) to USD 3.0 billion; core operating income up 23% (+23% cc) to USD 3.3 billion

•                  Core margin improves by 2.7 percentage points to 28% of net sales

•                  EPS up 18% (+17% cc) to USD 1.06; core EPS rises 14% (+14% cc) to USD 1.20

•                  Free cash flow before dividends up 24% (USD 2.4 billion); first half free cash flow up 54% to USD 5.3 billion

•                  Strong performance driven by continued portfolio rejuvenation and innovation

•                  Unanimous FDA Advisory Committee recommendation for FTY720 approval as therapy for multiple sclerosis

•                  US approval of Tasigna as first-line therapy for chronic myeloid leukemia

•                  Group’s recently launched products contribute 21% of net sales (USD 2.4 billion); USD 5.5 billion for first half

•                  Oncology franchise showcased at ASCO with 170 abstracts highlighting investigational uses of current therapies and new agents

Key figures

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 716	10 546	11	12	23 847	20 255	18	15
Operating income	2 961	2 364	25	24	6 472	4 711	37	33
Net income	2 437	2 044	19	18	5 385	4 019	34	29
EPS (USD)	1.06	0.90	18	17	2.34	1.76	33	28
Free cash flow(1)	2 368	1 916	24		5 271	3 422	54

Core(2)
Operating income	3 276	2 663	23	23	7 141	5 274	35	32
Net income	2 771	2 394	16	15	6 080	4 696	29	25
EPS (USD)	1.20	1.05	14	14	2.65	2.06	29	24

(1) Before dividends

(2) Core results for operating income, net income and earnings per share (EPS) eliminate the amortization of intangible assets, the impact of acquisition-related factors and other significant exceptional items. See page 44 for further information.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, July 15, 2010 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said: “I am pleased that Novartis once again delivered strong above-market, double-digit growth in the second quarter of 2010. Our results were driven by our success in innovation across the portfolio, as recently launched products comprised 21% of Group sales. We are making great progress on all three strategic priorities of innovation, growth and productivity.”

GROUP REVIEW

Second quarter

Novartis delivered a strong performance in the second quarter of 2010 — with the rapid expansion of recently launched products and important regulatory approvals achieved for new medicines — as the Group made progress on its agenda on innovation, growth and productivity.

Net sales rose 11% (+12% cc) to USD 11.7 billion with currency movements depressing the result by 1 percentage point. Rejuvenation of the portfolio continued with recently launched products generating sales of USD 2.4 billion — 21% of total sales including A(H1N1) pandemic vaccines. For the Group, volume grew by 12 percentage points, price was a negative 1 percentage point and acquisitions contributed 1 percentage point. Pharmaceuticals (USD 7.7 billion, +8% cc) advanced in all regions and maintained solid volume growth. Vaccines and Diagnostics (USD 0.6 billion, +135% cc) achieved considerable gains, including USD 0.2 billion from recognition of A(H1N1) pandemic vaccine sales. Sandoz (USD 2.0 billion, +13% cc) grew on successful new product launches and the contribution of EBEWE Pharma. All Consumer Health businesses (USD 1.5 billion, +7% cc) had strong performances.

Operating income rose 25% (+24% cc) to USD 3.0 billion including 1 percentage point from favorable currency movements. Operating income includes a pension gain of USD 265 million, offset by provisions for litigation and legal settlements of USD 231 million and impairments of assets of USD 82 million. The operating income margin improved 2.9 percentage points to 25.3% of net sales from 22.4% in the 2009 period. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 23% (+23% cc) to USD 3.3 billion, and the core operating income margin rose 2.7 percentage points to 28.0% of net sales.

Earnings per share (EPS) increased 18% (+17% cc) to USD 1.06 while core EPS was up 14% (14% cc) in the second quarter to USD 1.20.

First half

In the first half of the year, Novartis Group net sales rose by 18% (+15% cc) to USD 23.8 billion. Recently launched products generated sales of USD 5.5 billion, 23% of net sales. Sales benefitted from 3 percentage points in currency movements. Volume grew by 16 percentage points, price was negative 2 percentage points and acquisitions contributed 1 percentage point. All regions of our Pharmaceuticals organization advanced (USD 15 billion, +8% cc) and maintained solid volume growth. Recognition of A(H1N1) pandemic vaccine sales provided USD 1.3 billion for Vaccines and Diagnostics, which achieved significant growth overall (USD 1.9 billion, +287% cc). Sandoz had a strong first half and grew (USD 4.0 billion, +11% cc) due to the successful launch of new products and the acquisition of EBEWE Pharma. All Consumer Health businesses (USD 3.0 billion, +7% cc) outperformed their markets.

Operating income rose 37% (+33% cc) to USD 6.5 billion including 4 percentage points of favorable currency movements. Included in operating income is a one-time pension gain of USD 265 million offset by litigation charges totaling USD 237 million and impairments totaling USD 147 million. The first half of 2010 operating income margin improved 3.8 percentage points to 27.1% of net sales, up from 23.3% in the first half of 2009. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 35% (+32% cc) to USD 7.1 billion. The first half of 2010 core operating income margin rose 3.9 percentage points to 29.9% of net sales.

Earnings per share (EPS) in the first half of 2010 increased by 33% (+28% cc) to USD 2.34, while core EPS was up 29% (+24% cc) to USD 2.65 in the first half of 2010.

Delivering innovation, growth and productivity

Our above-market success in the second quarter of 2010 reinforces our focus on three strategic priorities, which together enable us to deliver life-saving medicines for patients and greater value for investors. These priorities are: (1) extending our lead in innovation by focusing on diseases with significant unmet need and delivering positive patient outcomes; (2) accelerating growth across all divisions through tailored commercial models that leverage our broad portfolio and expansion in emerging markets; and (3) driving productivity across our business to continue improving margins and reinvesting for future growth.

By focusing on these three areas, Novartis achieved strong growth in the second quarter despite challenges and volatility in the external environment. The diversity of our portfolio and our capacity to innovate across it provides a degree of insulation from dynamics such as the debt crisis and the increasing drive by governments toward healthcare cost containment.

Novartis has continued to deliver above-market growth by capturing the opportunities of rising global demand for medicines. At the core of this success is a sustained commitment to innovation, which has resulted in breakthrough products across our portfolio offering patients opportunities for improved health outcomes. Our ability to thrive in a challenging environment is consistent with our goal of becoming the world’s most successful and respected healthcare company.

Extending our lead in innovation

Consistent R&D investment, differentiated new medicines and an industry-leading number of product approvals are the drivers of innovation at Novartis. We continue to strengthen our pipeline and have 58 new molecular entities in development.

We are encouraged by the recent unanimous recommendation by the US FDA Advisory Committee for approval of FTY720, an oral therapy for the treatment of multiple sclerosis, a life-long debilitating disease affecting 2.5 million patients worldwide. Clinical trials demonstrated the efficacy and safety of FTY720, with participants showing reduced relapses and delayed disease progression.

Our oncology franchise continues to strengthen its competitive position — 170 abstracts were presented at the American Society of Clinical Oncology (ASCO) meeting — demonstrating the scale and breadth of our portfolio. Tasigna, our second drug under priority review by the FDA this year, was approved for first-line treatment of newly diagnosed chronic myeloid leukemia (CML), providing a major advance for patients with blood cancer. At ASCO, we presented strong data that showed Tasigna surpassing Glivec in slowing disease progression for newly diagnosed CML patients. Demonstrating the potential efficacy of Afinitor against multiple cancers, a study presented at ASCO showed successful reduction of benign brain tumors (subependymal giant cell astrocytomas) associated with tuberous sclerosis in 75% of patients, which led to filing in the US and priority review designation. Separate Phase III study data released July 1, 2010 showed that Afinitor more than doubles the time without tumor growth in advanced pancreatic neuroendocrine tumor patients. Additionally, RADIANT 2, a placebo-controlled Phase III study of Afinitor in combination with Sandostatin LAR versus Sandostatin LAR alone in patients with advanced carcinoid tumors missed the primary endpoint by a very small statistical margin (progression-free survival Hazard Ratio = 0.77 in favor of Afinitor, p = 0.026 versus p=0.024 predefined). An imbalance in baseline between the two treatment arms was observed and will be further investigated. Full data will be discussed with the Health Authorities in the context of the upcoming submission. Another key ASCO study demonstrated that the addition of Zometa to first-line chemotherapy treatment improved survival by 16% for newly diagnosed patients with multiple myeloma.

Our research strategy utilizes a unique disease pathways approach that can lead to the discovery of medicines effective across many therapeutic areas. This strategy generally starts with small indications where the pathway is best characterized before branching out into commercially larger fields. Consistent with this focused research strategy, new Phase II data demonstrates that ACZ885, currently marketed as Ilaris for the rare disease cryopyrin-associated periodic syndrome (CAPS), provided highly statistically significant risk reduction of acute flares in gout patients compared to the anti-inflammatory standard of care.

Sandoz continues to have success expanding its pipeline and portfolio of differentiated products. In the second quarter, Sandoz completed the acquisition of Oriel Therapeutics, providing exclusive rights to three promising projects for asthma and chronic obstructive pulmonary disease (COPD) as well as access to their novel FreePath™ drug delivery technology and Solis™ dry powder inhaler. Completion of the EBEWE acquisition last year has also positioned Sandoz to play a leading role in the rapidly growing market for generic oncology injectables.

Sandoz is the only generics company with 3 biosimilar products on the market providing invaluable insight into the successful exploitation of this major strategic opportunity: Zarzio, a treatment for low white blood cell count associated with chemotherapy treatment or advanced HIV infection, which was most recently launched in France, extending Sandoz’s presence in biosimilars; Omnitrope, a treatment for children and adults with growth hormone deficiency, and Binocrit, a life-saving anemia medicine for patients suffering from kidney failure or undergoing chemotherapy. Sales of biosimilars grew by 66% in the second quarter.

In Vaccines and Diagnostics, we held positive discussions with the EMA regarding our multi-component meningococcal B vaccine (MenB) submission and are on track for filing, while in the US discussions with the FDA regarding the Phase III trial continue. MenB is important for Novartis, as the global meningitis market is large (USD 1.1 billion) and growing (expected to reach USD 2.7 billion by 2016). More importantly, the vaccine, developed via Novartis’ pioneering “reverse vaccinology,” has the potential, when approved, to fill a major unmet need for a broadly protective vaccine for children and infants two months and older.

Accelerating growth

Our momentum in innovation will sustain growth, with 21% of Group sales coming from recently launched products, already exceeding the anticipated loss of sales from products whose patents will be expiring over the next few years. As these products and the pipeline develop, the Novartis portfolio will increasingly become comprised of specialty care medicines.

To continue to win in a challenging environment with new pricing pressures, we are tailoring our commercial model and leveraging our broad portfolio to address the needs of and provide value to customers and patients in each market. We are also developing new ways of partnering with governments and large payors to realize shared objectives and improved patient outcomes.

Pharmaceuticals grew 8% (+8% cc) in the second quarter — growth in volume was 9% with an overall price effect of negative 1 percentage point. The rejuvenation of the product portfolio continues strongly, with growth of recently launched products reaching USD 1.6 billion, representing 43% growth over the second quarter of 2009. In Europe, where pricing pressures have been most intense, overall growth was 8%, with volume gains of 12 percentage points demonstrating the quality of the new product portfolio.

Sandoz continued to build momentum in the second quarter, achieving robust double-digit growth in constant currencies. Much of the global growth was due to strong performance by the recent launches of losartan and metaxalone and the continued performance from tacrolimus. We also had particularly notable success in the US this quarter, where growth was up 37%, representing a significant turnaround from negative growth numbers in 2008. A key driver of growth for Sandoz was our ongoing global strength in biosimilars; sales in the second quarter were up 66% over the previous year.

While global sales of (A)H1N1 vaccines are now largely complete, our vaccines business is maintaining momentum with the launch of Menveo, a vaccine for meningococcal disease. In the second quarter, Menveo gained access to a majority of public accounts in the US, resulting in promising early uptake. In Europe, where Menveo is predominantly a travel vaccine, the first positive policy recommendations were received within a few months of approval. Additional approvals were achieved in Latin America and the first Asian markets.  Indication expansions are on track to further strengthen the brand in 2011.

The Novartis Consumer Health businesses continue to be driven by strong growth of key brands. The Novartis Over-the-Counter (OTC) business unit generated positive growth with pain medications including Voltaren, a treatment for joint and muscle pain, which in the second quarter reached record market share as the second largest in the German OTC market. The second quarter launch of Pantoloc Control in 11 European countries combined with the Prevacid24HR achievement of a 25% share of the fast-growing proton pump inhibitors (PPI) market segment with sales now annualizing in excess of USD 200 million, will help further establish our gastrointestinal franchise. CIBA Vision, the fastest-growing lens care business, continues its strong performance with AirOptix and its expansion in all regions.

At the same time, all divisions are seeking to expand in emerging markets where growth in the second quarter was 16%, with particularly strong performances in South Korea (23%) and Russia (41%). In Russia, our Pharmaceuticals business experienced dynamic performance (42%) in specialty areas and new launches. Sandoz in Russia has been a key driver of generics growth in the second quarter (40%).

Driving productivity

In order to free up resources to improve margins and assure continued investment in innovation and growth, we are focused on improving efficiency and reducing costs across the whole business. Second quarter productivity initiatives added around 2 percentage points of margin improvement, of which approximately half was reinvested. In Cost of Goods Sold solid productivity improvements were made particularly in Sandoz and Consumer Health, but were insufficient overall to offset the impact of price decreases and inventory reductions. Good progress continues to be made with Sales & Marketing productivity initiatives, especially in Pharmaceuticals, where productivity gains exceed reinvestment.

Cash flow

The sustainability of our strategy lies with the generation of cash flow which provides the resources for reinvestment and creates shareholder return. Free cash flow before dividends generated in the quarter totaled USD 2.4 billion, an increase of 24% over the previous year, and for the six months amounted to USD 5.3 billion, rising 54% over the previous year.

Cash flow continues to be driven by increasing focus on the cash conversion cycle and operational cash flow improvements. Cash flow from operating activities increased to USD 3.0 billion in the second quarter (25.2% of net sales and an increase of 13% over 2009) and in the first half increased to USD 6.3 billion (26.3% of net sales and an increase of 37% over 2009).

Alcon

We continue to make progress with the required regulatory approvals around the world. As a result, closing of the acquisition of 77% majority ownership of Alcon could be completed late in the third quarter or the fourth quarter of 2010. During the second quarter, an expanded commercial paper program was put in place to complete the preparatory steps for financing the acquisition.

2010 outlook

(Barring unforeseen events)

Based on the strong first half, we are raising our sales guidance for the full year. Novartis expects to deliver constant currency Group sales growth at mid- to high-single-digits (excluding Alcon). This expectation includes sales of A(H1N1) pandemic flu vaccines, which, year over year, is broadly neutral to overall sales growth.

Group operating margin and core operating margin are expected to increase in 2010 following continued business expansion and sustained productivity improvement. Sales of (A)H1N1 vaccines added around 1.5 margin points in both 2009 and 2010.

Reported sales and operating profit are affected by the current volatility in exchange rates. The impact of 2010 rates on sales in the first quarter was positive (+7%), the second quarter impact was slightly negative (-1%) and if exchange rates remain where they are for the remainder of the year the impact on the second half is expected to be negative. Overall for the year a small negative impact is expected. As a result of the natural hedging effect that partially exists between revenues and costs, the impact on operating income of current rates, if they prevail for the remainder of the year, is expected to be broadly neutral.

No account has been taken in these expectations for the acquisition of Alcon. Modeling assumptions for the inclusion of Alcon will be clarified at the point of completion.

HEALTHCARE BUSINESS REVIEW

Pharmaceuticals

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 670	7 115	8	8	14 961	13 548	10	8
Operating income	2 337	2 213	6	5	4 664	4 275	9	6
As % of net sales	30.5	31.1			31.2	31.6
Core operating income	2 636	2 318	14	14	5 067	4 489	13	10
As % of net sales	34.4	32.6			33.9	33.1

Second quarter

Net sales

Net sales expanded 8% to USD 7.7 billion (+8% cc) driven by 9 percentage points volume expansion, partly offset by government cost-containment measures in Europe and the biannual price cut in Japan. Recently launched products provided USD 1.6 billion of net sales in the 2010 period, representing 21% of net sales compared to 16% in the 2009 quarter. Products launched since 2007 — which include Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris and Fanapt — grew by 43% compared to the same period last year.

All regions continued to benefit from the product portfolio rejuvenation, particularly Europe (USD 2.7 billion, +8% cc), generating 27% of its net sales from recently launched products. Volume growth in Europe was 12 percentage points with a negative price effect of 4 percentage points due to recent government cost-containment measures. The US (USD 2.6 billion, +7% cc), as well as Latin America and Canada (USD 0.7 billion, +15% cc), maintained solid growth rates. Japan performance (USD 0.9 billion, +8% cc) was driven by strong momentum from the regulatory approvals of the 9 new medicines launched since 2009. The six top emerging markets (USD 775 million, +11% cc) were led by double-digit gains in Russia, India and South Korea, more than offsetting the impact of recent cost-containment measures in Turkey, as well as slower growth in China due to stock-in-trade adjustments and the implementation of the new regional structure.

All therapeutic areas contributed to the business expansion. Oncology (USD 2.5 billion, +11% cc), the largest franchise, was led by sustained growth of Gleevec/Glivec (USD 1.1 billion, +8% cc), Femara (USD 338 million, +10% cc), and Sandostatin (USD 312 million, +11% cc), and important contributions from the recently launched products Exjade (USD 192 million, +11% cc), Tasigna (USD 89 million, +73% cc) and Afinitor (USD 55 million). Cardiovascular and Metabolism (USD 2.0 billion, +8% cc) maintained strong momentum supported by Exforge (USD 227 million, +37% cc), Tekturna (USD 103 million, +56% cc) and Galvus (USD 90 million, +136% cc). Diovan sales (USD 1.6 billion, +1% cc) also held up well, despite Cozaar® generic entry in the US and the angiotensin II receptor blocker (ARB) market slowdown in Japan. Neuroscience and Ophthalmics (USD 924 million, +17% cc) saw rapid growth from Lucentis (USD 377 million, +29% cc) and Exelon Patch (USD 168 million, +41% cc).

Operating income

Operating income rose 6% (+5% cc) to USD 2.3 billion. The operating income margin of 30.5% of net sales declined by 0.6 percentage points, primarily impacted by litigation charges of USD 178 million.

Core operating income grew 14% (+14% cc) to USD 2.6 billion. The core operating income margin of 34.4% of net sales improved 1.8 percentage points compared to the same period in 2009. Cost of Goods Sold (-0.7 percentage points) was impacted by lower fixed overhead absorption, in addition to higher Lucentis royalties. R&D improved 0.7 percentage points, mainly driven by phasing of clinical trial activities. Marketing & Sales expenses fell 1.1 percentage points to 28.5% of net sales and General & Administration expenses improved by 0.2 percentage points, both benefiting from continuing productivity efforts. Other Income & Expense improved by 0.5 percentage points.

First half

Net sales

Net sales expanded 10% to USD 15.0 billion (+8% cc, driven by 9 percentage points volume expansion). Recently launched products provided USD 3.1 billion of net sales in the 2010 period, representing 20% of net sales compared to 15% in the 2009 period.

Operating income

Operating income rose 9% (+6% cc) to USD 4.7 billion. The operating income margin of 31.2% of net sales was impacted by litigation charges of USD 178 million in the second quarter, and in the first quarter by a PTZ601 impairment charge of USD 152 million, in addition to the Famvir settlement with Teva which included an asset write-up of USD 100 million and an exceptional settlement gain of USD 42 million.

Core operating income grew 13% (+10% cc) to USD 5.1 billion. The core operating income margin of 33.9% of net sales improved by 0.8 percentage points, including lower sales to other divisions (-0.2 percentage points) as well as higher Cost of Goods Sold (-0.9 percentage points). R&D improved 0.7 percentage points, mainly driven by phasing of clinical trial activities. Marketing & Sales expenses (+1.4 percentage points) and General & Administration costs (+0.1 percentage points) were driven by continuing productivity improvements. Higher net costs from Other Income & Expense (-0.3 percentage points) were mainly due to the first quarter in the 2009 period benefiting from provision reversals related to launch product inventories.

Pharmaceuticals product review

Cardiovascular and Metabolism

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 552	1 533	1	1	2 994	2 935	2	0
Exforge	227	168	35	37	431	304	42	39
Tekturna/Rasilez	103	67	54	56	192	119	61	60
Subtotal	1 882	1 768	6	6	3 617	3 358	8	6
Galvus	90	39	131	136	166	65	155	152
Lotrel	71	86	-17	-17	144	169	-15	-15
Total strategic products	2 043	1 893	8	8	3 927	3 592	9	7
Mature products	277	346	-20	-20	572	677	-16	-18
Total	2 320	2 239	4	4	4 499	4 269	5	3

An expanding portfolio of high blood pressure medicines (USD 1.9 billion, +6% cc) has enabled Novartis to continue to drive sales while increasing its leadership of the global branded hypertension market segment, achieving a 15.9% share by April 2010 compared to 14.4% during the same period last year (Source: IMS Health). Single-pill combinations based on valsartan (Diovan) and aliskiren (Tekturna/Rasilez) now provide over half of these sales, reflecting the continuing shift toward use of combination therapies.

Diovan (USD 1.6 billion, +1% cc) sales increased in the second quarter 2010 versus last year. In the US, Diovan reached sales of USD 657 million (+0% cc), maintaining its leadership of the ARB segment with a 40.03% share by April 2010 (+0.06 percentage points compared to April year-to-date 2009; source: IMS Health). Diovan is the only medicine in the ARB class approved to treat the three major cardiovascular indications: high blood pressure, high-risk heart attack and heart failure. In April, Diovan gained approval of a new indication from the European Commission for the treatment of children and adolescents (ages 6 to 18) with high blood pressure.

Exforge (USD 227 million, +37% cc) maintained solid growth in the second quarter fueled by continued geographic expansion and the launch of Exforge HCT, which adds a diuretic in a single pill, in the US and Europe. Exforge, a single-pill combination of Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered consistent and sustained growth since its launch in 2007.

Tekturna/Rasilez (USD 103 million, +56% cc) maintained a solid growth rate driven by single-pill combinations Tekturna/Rasilez HCT and Valturna in the US. Tekturna/Rasilez, the only approved high blood pressure therapy known as a direct renin inhibitor, was also approved in China in April for use alone or in combination with other blood pressure medications. Other single-pill combinations in development are a combination of aliskiren and amlodipine, currently under regulatory review in the US and Europe, and a triple-combination therapy with aliskiren, amlodipine and a diuretic, expected to be submitted for US regulatory approval this year.

Galvus/Eucreas (USD 90 million, +136% cc), oral treatments for type 2 diabetes, delivered very strong growth in many markets, particularly Spain, Greece, Germany, Portugal, France, South Korea and India. Galvus was launched in Japan in April under the brand name Equa.

Oncology

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 075	990	9	8	2 107	1 884	12	8
Zometa	378	359	5	6	753	701	7	5
Femara	338	310	9	10	682	596	14	13
Sandostatin	312	281	11	11	622	539	15	12
Exjade	192	173	11	11	371	295	26	23
Tasigna	89	53	68	73	164	88	86	84
Afinitor	55	11	nm	nm	96	12	nm	nm
Other	41	60	-32	-31	90	119	-24	-27
Total	2 480	2 237	11	11	4 885	4 234	15	13

nm — Not meaningful

Gleevec/Glivec (USD 1.1 billion, +8% cc) has sustained growth through continued expansion in chronic myeloid leukemia (CML) as well as adjuvant (post-surgery) treatment of gastrointestinal stromal tumors (GIST). Gleevec/Glivec, a targeted therapy for certain forms of CML and GIST, was approved in 2009 for use in adjuvant GIST and has since received approvals for this indication in more than 55 countries.

Tasigna (USD 89 million, +73% cc) has been growing rapidly through geographic and market expansion with approvals in more than 80 countries as a second-line therapy for patients with certain forms of CML resistant or intolerant to prior therapy including Gleevec/Glivec. In June, following priority review, the US FDA approved Tasigna for the treatment of adult patients with newly diagnosed CML in the chronic phase. Regulatory submissions for Tasigna in first-line indication are underway worldwide, with applications currently filed in the EU, Switzerland and Japan. Trials are also underway examining the use of Tasigna in CML patients with suboptimal response to Glivec and in patients with metastatic GIST.

Zometa (USD 378 million, +6% cc) expansion has come from improved compliance and increased use of this intravenous bisphosphonate therapy in patients with certain types of cancer which have spread to the bone. New data presented at ASCO showed that the addition of Zometa to chemotherapy significantly improved overall survival by 16% (p = 0.0118) in newly diagnosed multiple myeloma patients. This survival advantage was also observed in addition to, and independent of, the drug’s effects on skeletal related events (SREs). The potential use of Zometa for adjuvant breast cancer in premenopausal women is being reviewed by US and European regulatory authorities with feedback anticipated by year end. Zoledronic acid, the active ingredient in Zometa, is also available under the trade names Reclast/Aclasta for use in non-oncology indications.

Femara (USD 338 million, +10% cc) achieved ongoing double-digit growth on market share gains in the US and other key markets, including Germany, France, Japan, the UK and the Nordic countries. The US prescribing information for Femara was updated to include long-term (73-month) follow-up data from the BIG 1-98 study comparing Femara with tamoxifen in the initial adjuvant setting. The study confirmed a significant benefit for Femara versus tamoxifen in reducing the risk of distant metastases and the overall risk of breast cancer recurrence.

Sandostatin (USD 312 million, +11% cc) benefited from increasing use of Sandostatin LAR in treating the symptoms of neuroendocrine tumors (NET).

Exjade (USD 192 million, +11% cc) has continued to expand with strong double-digit growth on increased average dosing and improved adherence to therapy in the US and key markets around the world. Exjade, currently approved in more than 100 countries as the only once-daily oral therapy for transfusional iron overload, received regulatory approvals in 2009 in the US, Europe, Switzerland and other countries, extending the dose range to 40 mg/kg. In June 2010, Exjade received regulatory approval in China.

Afinitor (USD 55 million) received priority review status by the US FDA for the treatment of patients with subependymal giant cell astrocytomas (SEGA) associated with tuberous sclerosis (TS). An FDA decision is expected by the end of the year with regulatory submissions underway in TS in the EU. Regulatory filings are expected this year in pancreatic neuroendocrine tumors (pNET) following data showing Afinitor met the primary endpoint of progression-free survival in a Phase III study of pNET. RADIANT 2, a placebo-controlled Phase III study of Afinitor in combination with Sandostatin LAR versus Sandostatin LAR alone in patients with advanced carcinoid tumors missed the primary endpoint by a very small statistical margin (progression-free survival Hazard Ratio = 0.77 in favor of Afinitor, p = 0.026 vs p=0.024 predefined). An imbalance in baseline between the two treatment arms was observed and will be further investigated. Full data will be discussed with the Health Authorities in the context of the upcoming submission. Afinitor, an oral inhibitor of the mTOR pathway, is an approved treatment for advanced renal cell carcinoma (kidney cancer) following VEGF-targeted therapy. Afinitor is also being studied in other tumor types with Phase III trials underway in tuberous sclerosis, breast cancer, gastric cancer, hepatocellular carcinoma and lymphoma. Everolimus, the active ingredient in Afinitor, is also available under the trade names Certican/Zortress for use in non-oncology indications.

Neuroscience and Ophthalmics

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	377	294	28	29	741	523	42	35
Exelon/Exelon Patch	252	233	8	9	503	436	15	13
Comtan/Stalevo	150	138	9	9	291	261	11	9
Extavia	38	9	nm	nm	58	12	nm	nm
Other	107	118	-9	-10	232	235	-1	-5
Total strategic products	924	792	17	17	1 825	1 467	24	20
Mature products	149	150	-1	-3	282	281	0	-5
Total	1 073	942	14	14	2 107	1 748	21	16

nm — Not meaningful

Lucentis (USD 377 million, +29% cc) has maintained strong growth reflecting its position as the only approved medicine to significantly improve vision in patients with wet age-related macular degeneration (AMD). Two clinical studies recently confirmed rapid and sustained improvement in vision with Lucentis in another debilitating eye condition, visual impairment due to diabetic macular edema (DME), currently under regulatory review in the EU. In the US, where Genentech holds the rights to Lucentis, the treatment of macular edema following retinal vein occlusion (RVO) was approved in June. Novartis plans to file for approval in this indication in the EU and other markets by the end of 2010.

Exelon/Exelon Patch (USD 252 million, +9% cc) has continued to grow based on increasing demand for Exelon Patch, with the transdermal form of the medicine generating more than 67% of total Exelon sales in the second quarter compared to 52% in the same period in 2009. Exelon Patch is approved for the treatment of mild to moderate Alzheimer’s disease dementia in more than 75 countries, including more than 20 countries where it is also approved for dementia associated with Parkinson’s disease.

Extavia (USD 38 million) continued to grow from geographic expansion in key markets, notably Germany, Russia, Italy, Spain and the US. Extavia, the Novartis-branded version of Betaferon®/Betaseron® for relapsing forms of multiple sclerosis, was launched in the US in 2009, and since then has been approved in over 20 other countries.

Respiratory

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	90	79	14	18	170	140	21	20
TOBI	72	69	4	4	137	143	-4	-5
Onbrez	5	0	nm	nm	8	0	nm	nm
Other	1	2	nm	nm	0	1	nm	nm
Total strategic products	168	150	12	15	315	284	11	10
Mature products	40	43	-7	-5	89	96	-7	-11
Total	208	193	8	11	404	380	6	5

nm — Not meaningful

Xolair (USD 90 million, +18% cc) has continued to grow strongly in major European countries and Latin America. In the US, Novartis co-promotes Xolair with Genentech and shares a portion of the US operating income. In the first half of 2010, US sales to Genentech were lower than in the same period of 2009 due to a change in ordering processes. Xolair, a biotechnology drug for moderate to severe persistent allergic asthma in the US and severe persistent allergic asthma in Europe, has approvals in more than 80 countries. Plans to commence Phase III trials in China to support regulatory submissions there remain on track for this year.

Onbrez Breezhaler (USD 5 million) has demonstrated strong performance following EU approval and since first launching in late 2009 in Germany for adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler has since been launched in Ireland and Denmark in March 2010 with additional launches expected this year in 20 markets, including the UK, Spain, Brazil and Mexico. Regulatory submissions also are planned this year in Japan and China. In the US, all clinical studies to support resubmission continue on track with re-filing expected by year end.

Immunology and Infectious Diseases

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	217	227	-4	-5	429	448	-4	-7
Reclast/Aclasta	142	115	23	23	265	200	33	31
Myfortic	108	90	20	18	208	163	28	22
Certican	36	27	33	33	70	50	40	35
Ilaris	6	0	nm	nm	10	0	nm	nm
Other	73	57	28	30	140	103	36	32
Total strategic products	582	516	13	12	1 122	964	16	13
Mature products	217	237	-8	-10	424	457	-7	-11
Total	799	753	6	5	1 546	1 421	9	5

nm — Not meaningful

Reclast/Aclasta (USD 142 million, +23% cc), the only once-yearly osteoporosis treatment available in over 90 countries, maintained a steady pace of growth. Approved in up to six indications worldwide, Reclast/Aclasta provides fracture protection to a broad spectrum of patients ranging from those diagnosed with early bone loss to patients with more severe forms of the disease and has been used in more than one million infusions. It is also the only bisphosphonate proven to reduce fracture risk and mortality after a low-trauma hip fracture. Zoledronic acid, the active ingredient in Reclast/Aclasta, is also available under the trade name Zometa for use in oncology indications.

Certican/Zortress (USD 36 million, +33% cc) is now available in more than 80 countries to prevent organ rejection in adult kidney transplantation, heart transplantation, or both. In April, it was approved in the US under the brand name Zortress (everolimus) for adult kidney transplantation. Everolimus is currently in two Phase III studies: heart transplantation in the US, and a worldwide study for liver transplantation. Everolimus, the active ingredient in Certican/Zortress, is also available under the trade name Afinitor for use in an oncology indication.

Ilaris (ACZ885) (USD 6 million), is the first medicine to treat adults and children aged four years and older suffering cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders that affect one in one million people. Ilaris selectively blocks the inflammatory protein interleukin-1 beta. Following US and European regulatory approvals in 2009, it is now approved in 40 countries to treat CAPS. Two Phase III trials are underway studying ACZ885 in the treatment of acute flares associated with gouty arthritis. Trials are also ongoing in other diseases in which IL-1 beta may play an important role, including type 2 diabetes and systemic juvenile idiopathic arthritis (SJIA).

Vaccines and Diagnostics

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	564	247	128	135	1 925	494	290	287
Operating income	-42	-167	75	72	797	-234	nm	nm
As % of net sales	-7.4	-67.6			41.4	-47.4
Core operating income	138	-45	nm	nm	1 061	-36	nm	nm
As % of net sales	24.5	-18.2			55.1	-7.3

nm — Not meaningful

Second quarter

Net sales

Net sales were USD 564 million for the second quarter (+135% cc) compared with USD 247 million in the prior period. Revenue of approximately USD 200 million was recognized in the period relating to A(H1N1) pandemic flu contracts (mainly Japan and US Health and Human Services), largely completing the campaign. Excluding the impact of A(H1N1) pandemic, the business experienced strong growth (+46% cc) driven by the expansion of the vaccines business in emerging markets and the first sales of Menveo in the US.

The launch of Menveo represents an important step in building a meningitis franchise. MenB vaccine is on track to be filed in Europe by the end of 2010 and discussions regarding the phase III trial continue with the FDA. Based on the unique reverse vaccinology technology, MenB has the potential to address a major unmet need for a protective vaccine especially in Europe, Australia, South America and Canada.

In April, Novartis signed a contract in Brazil forming a strategic partnership with FUNED (Fundação Ezequiel Dias) to deliver MenC vaccines to children under the age of two. In 2009 Novartis announced an agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceuticals Co., Ltd. The transaction is on track for completion later in 2010.

Operating income

Operating loss was USD 42 million for the second quarter of 2010 (+72% cc) compared to a USD 167 million loss for the second quarter of 2009, improved by the strong sales performance. The quarter included an impairment charge of USD 71 million related to a financial asset as well as a legal settlement which resulted in a final additional charge of USD 45 million.

Core operating income for the period was USD 138 million compared to a core operating loss of USD 45 million in the prior year.

First half

Net sales

Net sales were USD 1.9 billion for the first half of the year (+287% cc) compared to USD 494 million for the year-ago period. Deliveries for supply contracts with governments around the world for A(H1N1) pandemic flu vaccines and adjuvants generated net sales of USD 1.3 billion, significantly driving the increase over the year-ago period. Excluding the impact of A(H1N1) pandemic, the business showed strong growth (+22% cc).

Operating income

Operating income in the period was USD 797 million compared to an operating loss of USD 234 million in the year-ago period, driven substantially by contributions of A(H1N1) pandemic vaccines.

Core operating income was USD 1.1 billion, driven by a strong sales performance, up from a core operating loss of USD 36 million for the same period in 2009.

Sandoz

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 973	1 774	11	13	3 974	3 500	14	11
Operating income	289	247	17	16	599	538	11	7
As % of net sales	14.6	13.9			15.1	15.4
Core operating income	364	307	19	20	814	654	24	21
As % of net sales	18.4	17.3			20.5	18.7

Second quarter

Net sales

Sandoz accelerated its growth (USD 2.0 billion, +11%, +13% cc) versus prior year as 20 percentage points of volume expansion from new product launches, the inclusion of EBEWE Pharma’s specialty generics business (contributing 5 percentage points in the quarter) and continued strong results from the US, Canada, Russia, Italy, Japan and biosimilars more than offset price erosion of 7 percentage points.

US retail generics and biosimilars (+43% cc) continued to deliver strong growth due to successful recent first-to-market launches including tacrolimus, lansoprazole, losartan and metaxalone. German retail generics and biosimilars (-5% cc) declined compared to the prior year as a result of negative market growth driven by the  impact of statutory health insurance tenders, but Sandoz expanded its leadership position in the German generics market. Emerging markets growth accelerated, particularly in Asia-Pacific (+25% cc) and Central and Eastern Europe (+17% cc).  Biosimilars (+66% cc) continued to achieve strong momentum, with key launches in the oncology indications of Binocrit (epoetin alfa) and Zarzio (filgrastim) as well as continued growth in Omnitrope (human growth hormone).

Operating income

Operating income grew 17% to USD 289 million, as the operating income margin improved 0.7 percentage points to 14.6% of net sales.  The lower improvement of the operating margin as compared to the core operating margin increase of 1.1 percentage points reflected one-time charges related to the termination of a co-development agreement and purchase price accounting for EBEWE Pharma.

Core operating income rose 19% to USD 364 million, resulting in the core operating margin increase of 1.1 percentage points to 18.4% of net sales including lower sales to other divisions (-0.9 percentage points), other revenues (+0.1 percentage points) and Cost of Goods Sold increased 0.4 percentage points as price erosion, inventory write-offs and the impact of increased sales of lower margin products more than offset continued Cost of Goods Sold productivity improvements. Marketing & Sales costs (17.5% of net sales, +0.8 percentage points) rose slower than sales due to productivity improvements, while fully funding investments behind growing businesses. R&D costs (7.5% of net sales) decreased slightly (+0.4 percentage points) as a percentage of sales as productivity savings funded the continued investments in the development of differentiated generics, such as biosimilar, oncological injectable and respiratory products. General & Administration costs (4.3% of net sales, +0.8 percentage points) decreased due to ongoing cost-containment measures. Other Income & Expense improved (2.1%, +0.3 percentage points) due to lower legal fees.

On June 1, Sandoz completed the acquisition of Oriel Therapeutics, a privately held US pharmaceuticals company. The closure gives Sandoz rights to several promising development projects, as well as to the novel FreePath™ drug delivery system and Solis™ multi-dose dry powder inhaler. Regulatory approvals, if achieved, would broaden access to affordable, high-quality respiratory medicines and further reinforce Sandoz’s position as a leader in differentiated generics.

First half

Net sales

Sandoz achieved double-digit sales growth in the first six months (USD 4.0 billion, +14%, +11% cc) versus prior year supported by strong growth in US retail generics and biosimilars (+31% cc) and in emerging markets such as Central and Eastern Europe (+11% cc), Asia-Pacific (+21% cc) and Middle East, Turkey and Africa (+10% cc). Sales volumes expanded 18 percentage points due to new product launches, the inclusion of EBEWE Pharma’s specialty generics business (contributing 5 percentage points in the half year) and continued strong results from biosimilars more than compensating price erosion of 7 percentage points.

Operating income

Operating income in the first half grew 11% versus prior year to USD 599 million. The operating margin declined by -0.3 points to 15.1% of net sales. The reduction of the operating margin in the period as compared to the growth in core operating margin reflected the acquisition-related charges for the EBEWE Pharma integration, one-time charges for the termination of a co-development agreement and provisions for legal settlements.

Core operating income rose 24% to USD 814 million, as the core operating margin improved by 1.8 percentage points to 20.5% of net sales, including lower sales to other divisions (-0.4 percentage points), other revenues (0.1 percentage points), and higher Cost of Goods Sold (-0.2 percentage points). R&D costs decreased 0.7 percentage points as productivity savings funded continued investment in the development of differentiated generics. General & Administration costs decreased (0.8 percentage points) due to ongoing cost reduction measures. Other Income & Expense were positive at 0.8 percentage points.

Consumer Health

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 509	1 410	7	7	2 987	2 713	10	7
Operating income	294	271	8	10	558	506	10	7
As % of net sales	19.5	19.2			18.7	18.7
Core operating income	318	293	9	10	606	547	11	8
As % of net sales	21.1	20.8			20.3	20.2

Second quarter

Net sales

All three Consumer Health businesses — OTC, Animal Health and CIBA Vision — contributed to higher net sales in the second quarter of 2010 versus prior year (USD 1.5 billion, +7%, +7% cc), as the three businesses continued growing ahead of their respective markets.

Pain medicines were key growth contributors in OTC. In the US, Excedrin and Triaminic gained share as a result of successful advertising and promotional campaigns. In Europe, Voltaren was the key growth driver. In Germany, Voltaren achieved a record 44% share in the topical analgesic category and currently ranks as the second-largest brand in the German OTC market.

Novartis OTC is strengthening its portfolio by building a gastrointestinal franchise in the fast-growing PPI category. Prevacid24HR achieved a 25% year-to-date share of the US PPI category, which has grown 39% this year. Pantoloc Control, a PPI to which Novartis acquired European marketing rights in late 2009, was launched in 11 European markets in the PPI category during the second quarter.

CIBA Vision continued its growth momentum, expanding in all regions, underpinned by new product launches. In the US, AirOptix achieved a record 26% share of its category.

Novartis Animal Health is one of the fastest-growing companies in the market, mainly led by strong performance in the US business. Interceptor and Sentinel gained market share and strengthened their positions within the heartworm and flea categories. In Europe the new Milbemax chewable formulation is leading growth.

In the US, the Consumer Health Division delivered strong performance (USD 0.5 billion, +12%) and gained share, while in Europe (USD 0.6 billion, +5% cc) solid growth was achieved, most notably in France, the UK and Germany. All top six emerging markets grew and together achieved 26% (+19% cc) net sales growth.

Operating income

Operating income rose 8% (+10% cc) to USD 294 million with operating income margin improving by 0.3 percentage points in the second quarter of 2010 to 19.5% of net sales from the 2009 period.

Core operating income grew 9% (+10% cc) to USD 318 million, increasing the operating income margin 0.3 percentage points in the second quarter of 2010 to 21.1% of net sales. The core gross margin (68.0% of net sales, +1.0 percentage points) improved as a result of productivity gains and product pricing. Marketing & Sales expenses (35.0% of net sales, -0.4 percentage points), were higher than the prior year primarily driven by promotional support for new product launches as well as sales force expansion across all of the businesses. R&D (5.6% of net sales, +0.5 percentage points) remained largely unchanged in US dollars to support product development across all Consumer Health businesses. General & Administration costs (6.2% of net sales, +0.1 percentage points) were largely unchanged versus prior year and Other Income & Expense (-0.1% of net sales, -0.9 percentage points) rose as a result of a one-off provision reversal in 2009.

First half

Net sales

Sales grew 10% (+7% cc) to USD 3.0 billion and all Consumer Health businesses delivered good growth, outperforming their respective markets.

OTC grew on the back of Prevacid24HR and Excedrin in the US and Voltaren in Europe. Animal Health growth was mainly led by the strong performance of Interceptor and Sentinel in the US and Milbemax in Europe. CIBA Vision grew in all regions led by new product launches.

Operating income

Operating income rose 10% (+7% cc) to USD 558 million, with the operating margin stable at 18.7% of net sales versus the same period in 2009.

Core operating income grew 11% (+8% cc) to USD 606 million, representing a faster pace of growth than net sales. The operating income margin rose 0.1 percentage points to 20.3% of net sales versus the same period in 2009. Gross margin improvements from productivity gains have been mostly reinvested to support the Prevacid24HR launch in the US and sales force expansion across all businesses.

FINANCIAL REVIEW

Second quarter and first half

	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 716	10 546	11	12	23 847	20 255	18	15
Divisional operating income	2 878	2 564	12	12	6 618	5 085	30	26
Corporate income & expense, net	83	–200	nm	nm	–146	–374	nm	nm
Group operating income	2 961	2 364	25	24	6 472	4 711	37	33
as % of net sales	25.3	22.4			27.1	23.3
Income from associated companies	158	124	27	27	261	207	26	23
Financial income	14	91	-85	nm	63	43	47	nm
Interest expense	–175	–136	29	29	–308	–222	39	39
Taxes	–521	–399	31	30	–1 103	–720	53	50
Net income	2 437	2 044	19	18	5 385	4 019	34	29
EPS (USD)	1.06	0.90	18	17	2.34	1.76	33	28
Core operating income	3 276	2 663	23	23	7 141	5 274	35	32
as % of net sales	28.0	25.3			29.9	26.0
Core net income	2 771	2 394	16	15	6 080	4 696	29	25
Core EPS (USD)	1.20	1.05	14	14	2.65	2.06	29	24

nm — Not meaningful

Second quarter

Net sales

Net sales rose 11% (+12% cc) to USD 11.7 billion with currency movements depressing the result by 1 percentage point. Rejuvenation of the portfolio continued with recently launched products generating sales of USD 2.4 billion — 21% of total sales including A(H1N1) pandemic vaccines. For the Group, volume grew by 12 percentage points, price was a negative 1 percentage point and acquisitions contributed 1 percentage point. Pharmaceuticals (USD 7.7 billion, +8% cc) advanced in all regions and maintained solid volume growth. Vaccines and Diagnostics (USD 0.6 billion, +135% cc) achieved considerable gains, including USD 0.2 billion from recognition of A(H1N1) pandemic vaccine sales. Sandoz (USD 2.0 billion, +13% cc) grew on successful new product launches and the contribution of EBEWE Pharma. All Consumer Health businesses (USD 1.5 billion, +7% cc) had strong performances.

Corporate income & expense, net

Corporate income & expense, which includes the costs of the Group headquarters and costs for corporate research, was impacted in the second quarter by a pension curtailment gain of USD 265 million. Excluding this, expenses were 9% below the previous year.

Group operating income

Operating income rose 25% (+24% cc) to USD 3.0 billion including 1 percentage point from favorable currency movements. Operating income includes a pension gain of USD 265 million, offset by provisions for litigation and legal settlements of USD 231 million and impairments of assets of USD 82 million. The operating income margin improved 2.9 percentage points to 25.3% of net sales from 22.4% in the 2009 period. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 23% (+23% cc) to USD 3.3 billion, and the core operating income margin rose 2.7 percentage points to 28.0% of net sales.

Income from associated companies

The increase in income from associated companies of 27% to USD 158 million in the second quarter of 2010 was primarily driven by higher net income contribution from the Alcon investment. Contributions from Alcon for the 2010 quarter amounted to USD 35 million compared with USD 5 million for the previous-year period, whereas the result from the Roche investment was USD 117 million compared with USD 112 million in the prior year quarter. Core results, which exclude exceptional items and the amortization of intangible assets in both periods, increased from USD 264 million to USD 299 million or 13% during the second quarter of 2010.

Financial income and interest expense

Financial income amounted to USD 14 million in the second quarter down from USD 91 million mainly attributable to lower returns on financial investments and currency gains. Interest expenses increased from USD 136 million to USD 175 million due to the most recent US dollar bond issue in March 2010.

Taxes

The tax rate (taxes as a percentage of pre-tax income) rose to 17.6% in the second quarter from 16.3% in the 2009 period, principally due to a shift in the mix of profits through the first half.

Net income

Net income rose 19% (+18% cc) to USD 2.4 billion. This was lower than the operating income growth of 25% due to higher interest expense, lower financial income and higher tax expense, partly offset by higher contributions from associated companies. Core net income rose 16% (+15% cc) to USD 2.8 billion.

Earnings per share

Earnings per share (EPS) rose largely in line with net income to USD 1.06 in the second quarter from USD 0.90 in the 2009 period, while core EPS grew 14% (+14% cc) to USD 1.20 from USD 1.05. The average number of shares outstanding rose 1% to 2,287.7 million from 2,263.3 million in the year-ago period, while a total of 2,287.5 million shares were oustanding at June 30, 2010.

First half

Net sales

In the first half of the year, Novartis Group net sales rose by 18% (+15% cc) to USD 23.8 billion. Sales benefitted from 3 percentage points in currency movements. Recently launched products generated sales of USD 5.5 billion, 23% of net sales. Volume grew by 16 percentage points, price was negative 2 percentage points and acquisitions contributed 1 percentage point. All regions of our Pharmaceuticals organization advanced (USD 15 billion, +8% cc) and maintained solid volume growth. Recognition of A(H1N1) pandemic vaccine sales provided USD 1.3 billion for Vaccines and Diagnostics, which achieved significant growth overall (USD 1.9 billion, +287% cc). Sandoz had a strong first half and grew (USD 4.0 billion, +11% cc) due to the successful launch of new products and the acquisition of EBEWE Pharma. All Consumer Health businesses (USD 3.0 billion, +7% cc) outperformed their markets.

Operating income

Operating income rose 37% (+33% cc) to USD 6.5 billion including 4 percentage points of favorable currency movements. Included in operating income is a one-time pension gain of USD 265 million offset by litigation charges totaling USD 237 million and impairments totaling USD 147 million. The first half of 2010 operating income margin improved 3.8 percentage points to 27.1% of net sales, up from 23.3% in the first half of 2009. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 35% (+32% cc) to USD 7.1 billion. The first half of 2010 core operating income margin rose 3.9 percentage points to 29.9% of net sales.

Income from associated companies

For the first half of 2010 income from associated companies increased from USD 207 million to 261 million or 26%. The increase is attributable to higher contribution from both major associated companies Alcon and Roche. Core results increased from USD 486 million to USD 587 million or 21% for the first half year, primarily due to USD 62 million of the increase relating to Roche and USD 50 million to Alcon.

Financial income and interest expense

Financial income increased by 47% from USD 43 million to USD 63 million mainly due to a positive currency result (compared to a loss in the prior year). Interest expenses increased by 39% to USD 308 million from USD 222 million in the prior-year period as a result of the issuance of US dollar bonds in February 2009 and March 2010 and a euro bond in June 2009.

Taxes

The tax rate (taxes as percentage of pre-tax income) rose to 17.0% in the first half of 2010 from 15.2% in the 2009 period. A significant part of this increase was due to sales of A(H1N1) pandemic flu vaccines in higher-tax jurisdictions.

Net income

Net income rose 34% (+29% cc) to USD 5.4 billion which is slighly lower than operating income growth of 37% as contribution increases from associated companies and financial income were more than offset by increased interest and tax expenses. Core net income rose 29% (+25% cc) to USD 6.1 billion.

Earnings per share

Earnings per share (EPS) rose largely in line with net income to USD 2.34 in the first half from USD 1.76 in the 2009 period, while core EPS grew 29% (+24% cc) to USD 2.65 from USD 2.06. The average number of shares outstanding rose 1% to 2,282.8 million from 2,264.9 million in the year-ago period, while a total of 2,287.5 million shares were oustanding at June 30, 2010.

Balance sheet

Total assets amounted to USD 96.9 billion at June 30, 2010, an increase of USD 1.4 billion compared to the end of 2009. Cash and marketable securities rose by USD 5.5 billion as a result of reinvesting proceeds from operations and the US dollar bond issued in March 2010. Intangible assets rose by USD 1.0 billion from the acquisitions of Corthera Inc. and Oriel Therapeutics Inc. US. These increases were partly offset by reductions due to currency changes (USD 4.1 billion) and lower financial assets.

Total liabilities increased by USD 3.1 billion to USD 41.1 billion as higher financial debts of USD 4.6 billion were partially offset by reductions in other liabilities. The Group’s equity fell by USD 1.6 billion to USD 55.8 billion at June 30, 2010, principally due to the dividend payment for 2009 of USD 4.5 billion (a 14% increase from the dividend payment for 2008 of USD 3.9 billion), net actuarial losses from defined benefit plans of USD 1.2 billion and translation losses of USD 1.9 billion. These were partially offset by net income of USD 5.4 billion and USD 0.6 billion from equity-based compensation and sale of treasury shares, respectively, in the first half  of 2010.

The Group’s debt/equity ratio rose to 0.33:1 at June 30, 2010, compared to 0.24:1 at the end of 2009, reflecting the higher financial debt following the issuance of the USD 5 billion bond in March 2010 and the lower equity. The Group’s financial debt of USD 18.6 billion consisted of USD 5.4 billion in current and USD 13.2 billion in non-current liabilities. Overall liquidity rose to USD 23.0 billion from USD 17.4 billion at the end of 2009. Net liquidity at June 30, 2010 increased to USD 4.4 billion from USD 3.5 billion at the end of the previous year.

Credit agencies maintained their ratings of Novartis during the first half of 2010. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities, and Standard & Poor’s had ratings of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

Cash flow

Cash flow from operating activities rose 37% to USD 6.3 billion in the first six months, driven by the strong performance and in particular proceeds from A(H1N1) pandemic vaccines. Cash used for investing activities fell by USD 1.1 billion to USD 4.5 billion from the 2009 period. This was due to lower investments in marketable securities which amounted to USD 3.0 billion compared to USD 4.4 billion in the prior year period and cash outflows for acquisitions of subsidiaries which increased from USD 31 million to USD 499 million principally due to USD 305 million for completion of the EBEWE Pharma acquisition and the initial payments for Corthera and Oriel Therapeutics totaling USD 194 million. The cash flow from financing activities of USD 1.0 billion included a USD 5.2 billion increase in net financial debt due to the 2010 US dollar bond issuance and USD 0.3 billion arising from treasury share transactions, principally related to share-based compensation, which were largely offset by the dividend payment of USD 4.5 billion.

Free cash flow before dividends rose 54% or USD 1.8 billion to USD 5.3 billion principally as a result of improved cash flow from operating activities.

INNOVATION REVIEW

Novartis has one of the industry’s most competitive pipelines with 136 projects in pharmaceutical clinical development, of which 58 involve new molecular entities.

Among developments in the second quarter of 2010:

•                  The FDA approved Zortress (everolimus) for the prevention of organ rejection in kidney transplant patients and Tasigna (nilotinib) for newly diagnosed chronic myeloid leukemia. EU approval was received for Diovan in treating pediatric hypertension, following a positive CHMP opinion in December 2009.

•                  The FDA advisory committee unanimously recommended approval of FTY720 (fingolimod) as treatment in relapsing remitting multiple sclerosis, the most common form of the disease.

•                  Submission for EU approval of a triple-medicine combination therapy for hypertension in a single pill containing Tekturna/Rasilez, amlodipine and hydrochlorothiazide was achieved in May, following the US submission in the first quarter. US submission of the Afinitor dossier for approval in SEGA (subependymal giant cell astrocytoma) associated with TS (tuberous sclerosis) achieved in April 2010.

•                  EPO906 (ovarian cancer) was discontinued after a pivotal trial failed to achieve its primary end point in the form of improved overall survival over current standard of care (liposomal doxorubicin).

Q2 2010 selected major approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Certican	Everolimus	Kidney transplantation	US — April
Diovan	Valsartan	Pediatric hypertension	EU — April
Tasigna	Nilotinib	Newly diagnosed CML	US — June

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
ABF656	Hepatitis C	Q4 2009

-  Dossier for ABF656 at once-every-two-weeks dosing was withdrawn in EU in April since additional information would be requested that could not be generated within required timeframe

-  Dossier for ABF656 at once-every-two-weeks dosing continues under review in the US; the FDA provided preliminary comments to Human Genome Sciences on the potential risk/benefit of once-every-two-weeks dosing

Afinitor	Tuberous sclerosis complex-subependymal giant cell astrocytomas	Q2 2010			- FDA submission April and priority review; EU submission planned for 2010 - Phase II registration study data oral presentation at ASCO

Exelon Patch	Alzheimer’s disease dementia	Approved	Approved	Q1 2010

FTY720	Multiple sclerosis	Q4 2009	Q4 2009		- FDA Advisory Committee unanimously recommended approval - EU: D120 questions have been received on May 20; Responses to these questions are planned to be submitted on August 18

Lucentis	Diabetic macular edema		Q4 2009		- Phase III RESTORE data presented in May 2010 at the European Association for the Study of Diabetic Eye Complications - Regulatory feedback expected in Q4 2010

QAB149	Chronic obstructive pulmonary disease	Q4 2008	Approved		- Clinical trials underway to address FDA Complete Response letter (October 2009); resubmission planned by end 2010

Tasigna	Newly diagnosed chronic myeloid leukemia	Approved	Q4 2009	Q1 2010	- FDA approval received after priority review - ENESTnd 18 month median follow-up oral presentation at ASCO - ENESTnd 12 month median follow-up published in New England Journal of Medicine

Tekturna and amlodipline	Hypertension	Q4 2009	Q4 2009		- EU: Day 120 list of questions received in April 2010; CHMP opinion expected in Jan 2011 and approval in April 2011

Tekturna, amlodipine and Hydro-chlorothiazide	Hypertension	Q1 2010	Q2 2010		- EU submission achieved in May 2010

TOBI-TIP	Cystic fibrosis		Q4 2009		- US submission planned for 2010

Zometa	Adjuvant breast cancer	Q4 2009	Q4 2009		- Regulatory feedback expected Q4 2010

Selected pharmaceutical pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
ACZ885	Refractory gout acute flares	2010	III	- On track for 2010 submission - Phase III data expected in Q3 2010
	Systemic onset juvenile idiopathic arthritis	2011	III
	Type 2 diabetes	2012	II

Afinitor	Neuroendocrine tumors	2010	III

-  On track for 2010 submission

-  RADIANT 3 study in pancreatic NET met primary endpoint

-  Results of RADIANT 3 shared at World Congress of Gastrointestinal Cancer (WCGI) on July 1, 2010

-  RADIANT 2, a placebo-controlled Phase III study of Afinitor in combination with Sandostatin LAR versus Sandostatin LAR alone in patients with advanced carcinoid tumors missed the primary endpoint by a very small statistical margin (progression-free survival Hazard Ratio = 0.77 in favor of Afinitor, p = 0.026 versus p=0.024 predefined). An imbalance in baseline between the two treatment arms was observed and will be further investigated. Full data will be discussed with the Health Authorities in the context of the upcoming submission.

	Tuberous sclerosis	2011	III

	complex AML
	ER+ breast cancer	2012	III
	HER2+ breast cancer	2013	III
	Gastric cancer	2012	III
	HCC (Hepatocellular cancer)	2013	III	- Initiated Phase III study in Q2
	Lymphoma	>2014	III

AFQ056	Parkinson’s disease- L-dopa induced dyskinesia	2012	II
	Fragile X syndrome	2012	II

AG0178	Major depressive disorder	2012	III	- Sublingual Phase III program initiated May 2010

AIN457	Behcet’s uveitis	2010	III	- On track for 2010 submission
	Non-infectious uveitis	2011	III
	Psoriasis	2013	II	- Phase III start planned for 2011
	Rheumatoid arthritis	2013	II	- Phase III start planned for end of 2010

ASA404	2nd line non-small cell lung cancer	2012	III	- Interim analysis in H2 2010

BAF312	Multiple sclerosis	>2014	II	- Phase II data expected in Q4 2010

Certican	Prevention of organ rejection — liver	2011	III

DEB025	Hepatitis C	2013	II	- Phase III start planned in Q4 2010

Exjade	Non transfusion dependent Thalassemia	2011	II

HCD122	Hematological tumors	>2014	I

INC424	Myelofibrosis	2011	III

LBH589	Hodgkin’s lymphoma	2010	II	- On track for 2010 submission - Updated Phase II pivotal study data oral presentation at ASCO and European Hematology Association (EHA) congresses
	Multiple myeloma	2013	III	- Phase I data oral in combination with Velcade™ (bortezomib) presentation at ASCO
	Hematological tumors	>2014	II

LCQ908	Type 2 diabetes	>2014	II	- Phase II interim results expected in second half of 2010

LCZ696	Heart failure	>2014	III

LDE225	Gorlin’s syndrome	2011	II

Lucentis	Retinal vein occlusion	2010	III	- EU submission on track for Q4 2010 (with Genentech Phase III data)

NVA237	Chronic obstructive pulmonary disease	2011	III

PKC412	Aggressive systemic mastocytosis	2011	II
	Acute myeloid leukemia	2013	III

PRT128	Acute coronary syndrome Chronic coronary heart disease	2013	II	- First data from INNOVATE-PCI Phase II trial results to be presented at European Society of Cardiology in August 2010 - First Phase III start planned for H2 2010

PTK796	Complicated skin and soft tissue infections	2012	III

QAX028	Chronic obstructive pulmonary disease	>2014	II	- Results from a Phase IIa efficacy study are expected in H2 2010

QMF149	Chronic obstructive pulmonary disease	2013	II
	Asthma	2013	II

QTI571 (Glivec)	Pulmonary arterial hypertension	2011	III

QVA149	Chronic obstructive pulmonary disease	2012	III	- Results from a Phase IIa efficacy study presented in late 2009 - Phase III started in April 2010

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
RLX030	Acute heart failure	2013	III

SBR759	Hyperphosphatemia	2011	III

SMC021	Osteoarthritis	2011	III	- Waiting for data in H2 2010
	Osteoporosis	2011	III	- On track for 2011 submission. - Two-year interim analysis expected end 2010

SOM230	Cushing’s disease	2010	III	- On track for 2010 submission - Phase III study met endpoint; results to be submitted for presentation at the 14th Congress of the European Neuroendocrine Association
	Acromegaly	2011	III
	Refractory / resistant carcinoid syndrome	2011	III

Tasigna	Gastrointestinal stromal tumor	>2014	III
	cKIT melanoma	2012	III	- Phase III started in April 2010

TKI258	Solid tumors	2013	II

Selected vaccine pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Menveo	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants	2011 (EU/US)	III

MenB (meningococcal serogroups B)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	2010 (EU)	III	- Awaiting Phase III results in EU (Q3/Q4) before progressing with Phase III in US

Optaflu	Seasonal influenza (cell culture subunit vaccine)	2011 (US)	III

Fluad pediatric	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2010 (EU)	III	- Trial results to be published in Q3

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About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 102,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

October 21, 2010	Third quarter and first nine months 2010 results
November 17, 2010	Novartis Investor Business Update Meeting
January 2011	Fourth quarter and full-year 2010 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 15, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting